Mail Stop 3561

March 17, 2010

By U.S. Mail and facsimile to (978) 688-8100

Arthur P. Becker
Chief Executive Officer
NaviSite, Inc.
400 Minuteman Road
Andover, Massachusetts 01810

      Re: NaviSite, Inc.
             Form 10-K for Fiscal Year Ended July 31, 2009
             Filed October 27, 2009
             Proxy Statement on Schedule 14A
             Filed October 30, 2009
             Form 8-K
             Filed October 15, 2009
             File No. 000-27597

Dear Mr. Becker:

We have reviewed your filings and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended July 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 26

Overview, page 26

1. Please describe any known trends or uncertainties that have had or that you
   reasonably expect will have a material favorable or unfavorable impact on net
   revenue or income from continuing operations. In addition, please disclose
   known events that will cause a material change in the relationship between costs
   and revenues. For example, describe trends in revenue attributable to new
   customer contracts in relation to your expectations, customer attrition as a result
   of current economic conditions and gross margin as discussed in your October 15,
   2009 earnings call. Refer to Item 303(a)(3) of Regulations S-K.

Results of Operations, page 27

2. You disclose a number of factors that contributed to the changes in revenues,
   costs of revenue and gross profit and operating expenses between the years
   presented. Please expand your discussion and analysis to describe the underlying
   reasons for the changes in each of the factors contributing to the overall change in
   the financial statement line items to the extent necessary to an understanding of
   your operations. This discussion and analysis should also identify and describe
   known matters that would have an impact on future operations but have not had
   an impact in the past and matters that have had an impact on reported operations
   but are not expected to have an impact on future operations. Refer to Item
   303(a)(3)(ii) of Regulations S-K.

Liquidity and Capital Resources, page 31

3. Please include a discussion of liquidity on both a long-term and short-term basis.
   The discussion should address known trends or demands, commitments, events
   and uncertainties that will result in or that are reasonably likely to result in your
   liquidity increasing or decreasing in any material way, the sources of liquidity
   available to you and your ability to meet your cash requirements in the long-term
   as well as the short-term. In that regard, a discussion of your ability to repay debt
   obligations, redeem preferred stock and meet your contractual obligations on a
   long-term basis would enhance a readers understanding and assessment of your
   financial condition, particularly in light of your history of losses and working
   capital deficit. In addition, please disclose, to the extent material, commitments
   for capital expenditures, and indicate the general purpose of such commitments
   and the anticipated source of funds needed to fulfill such commitments. Refer to
   Item 303(a)(1) and (2) of Regulation S-K for further guidance.

4. Please include a discussion and analysis of your financial condition, changes in financial condition and cash flows for the three-year period covered by the financial statements. This discussion should describe the underlying causes for material changes in financial position and cash flows rather than just reciting amounts and changes in amounts presented in the financial statements. Refer to Item 303(a) of Regulation S-K and the instruction thereto.

Critical Accounting Policies, page 32

Impairment of Long-Lived Assets and Goodwill and Other Intangible Assets, page 34

5. Please expand your disclosure to provide investors with sufficient information to assess the recoverability of goodwill and the probability of a future material impairment charge. For example, you should disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. You should also disclose whether any of your reporting units are at risk of failing step one of the impairment test or that the fair value of each of your reporting units is substantially in excess of carrying value and are not at risk of failing step one. For each reporting unit that is at risk of failing step one, you should:

    o   disclose the carrying value and fair value of the reporting unit or the percentage by which fair value exceeds the carrying value as of the date of your most recent step-one test;
    o   describe the methods and key assumptions used and how the key assumptions are determined;
    o   discuss the degree of uncertainty associated with the key assumptions, such as the growth rate used in estimating future cash flows; and
    o   describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

    Similar qualitative and quantitative information regarding other long-lived assets, intangible assets and other critical accounting estimates should be provided to the extent there are material implications associated with the methods, assumptions and estimates underlying the accounting measurements. Refer to Item 303(a)(3)(ii) of Regulation S-K and Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48060, available on our web site at http://www.sec.gov.

Item 9A. Controls and Procedures, page 37

Management's Report on Internal Control Over Financial Reporting, page 38

6. Management's report should include a definitive statement as to whether or not internal control over financial reporting is effective. As such, please revise to definitively state whether or not your internal control over financial reporting is effective at the end of the year rather than stating management believes your internal control over financial reporting is effective. Refer to Item 307(a)(3) of Regulation S-K.

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page F-7

Note (2) Summary of Significant Accounting Policies, page F-7

(a) Basis of Presentation and Background

7. Please define what CBT represents and whether CBT is still your majority stockholder, or otherwise clarify your disclosure.

(g) Concentration of Credit Risk, page F-9

8. Please disclose the basis for your disclosure that the carrying value of your financial instruments, which include long-term obligations under capital leases and debt agreements and preferred stock, approximated fair value at each balance sheet date.

(q) Segment Reporting, page F-14

9. Please disclose the information about products and services required by paragraph 37 of SFAS 131 (FASB ASC 280-10-50-40) and the information about geographic areas required by paragraph 38 of SFAS 131 (FASB ASC 280-10-50-41), or disclose why presenting the information is impracticable.

Note (9) Debt, page F-19

(a) Senior Secured Credit Facility, page F-19

10. Please disclose the pertinent provisions of the restrictions on your ability to pay dividends contained in the credit agreement. Refer to Rule 4-08(e)(1) of Regulation S-X.

(e) Notes Payable to the Applied Theory Estate, page F-23

11. Please define what CBTM represents and disclose the nature of your relationship with CBTM.

Note (13) Stockholders' Equity, page F-31

Redeemable Preferred Stock, page F-32

12. Please disclose your accounting method regarding accretion of changes in redemption value of the preferred stock, including whether the carrying amount at each balance sheet date includes amounts representing PIK dividends not currently declared or paid but which will be payable under the redemption features. Refer to EITF D-98 (paragraphs 14 – 15 of FASB ASC 480-10-S99-3A).

Report of Independent Registered Public Accounting Firm, page F-39

13. Please confirm to us that you have received a signed opinion from your independent accountants and that future filings on EDGAR will contain the name and conforming signature as required by Regulation S-T.

Valuation and Qualifying Accounts, page F-40

14. Please describe the deductions from reserve as required by Rule 12-09 of Regulation S-X.

Item 15. Exhibits, Financial-Statement Schedules, page 39

Exhibit 10.18

15. It appears that the schedules and exhibits related to your credit agreement dated June 8, 2007, filed with your Form 8-K dated June 13, 2007, have not been filed on EDGAR. Please refile this agreement, as amended, including all related schedules and exhibits.

Form 8-K Filed October 15, 2009

16. Please provide a more thorough discussion of why management believes EBITDA and EBITDA, as adjusted provides useful information to investors in the press release furnished as an exhibit to the filing. In particular, disclose why EBITDA and EBITDA, as adjusted are useful as a supplemental measure in analyzing actual and expected operating and financial performance. Refer to Item 10(e)(1)(i)(C) of Regulation S-K. In addition, we note that the narrative disclosure regarding EBITDA and EBITDA, as adjusted included in the press

release furnished as an exhibit to the filing were provided in your earnings call and the webcast appearing on your web site, and that you refer investors to the press release for the table reconciling net loss as reported to adjusted EBITDA required by Item 10(e)(1)(i)(B) of Regulation S-K. Further, we also note that you disclosed cash gross profit in your earnings call and webcast, which we believe is also a non-GAAP financial measure subject to the disclosure requirements of Regulation G and/or Regulation S-K. As such, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in the press release or provide the reconciliation required by Regulation G in the earnings call and webcast or in a presentation posted on your website. Refer to the Division's Compliance & Disclosure Interpretation – Non-GAAP Financial Measures available on our website at sec.gov.

Proxy Statement on Schedule 14A

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

Compensation Elements, page 15

Annual Bonuses, page 16

17. Please describe the individual business objectives for Mr. Pluntze.

Long-term Equity Incentives, page 17

18. Please explain how the committee determines "the executive officer's past performance and the degree to which an incentive for long-term performance would benefit NaviSite."

Benchmarking, page 19

19. Please provide additional detail regarding the Radford Executive Survey. Explain why this additonal data source was used to determine the cash compensation of certain of your executive officers.

******

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3720, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director